NEWS RELEASE
TSX: ELD NYSE: EGO	March 28, 2017

Eldorado Reports Olympias Phase II Improved Concentrate Sales Terms

and Commissioning on Track

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) today reported that it has received multiple tenders for significantly better concentrate sales terms at Olympias Phase II (“Phase II”), where wet commissioning at the project is currently underway.

Improved Concentrate Sales Terms

The Company is pleased to announce that it has received multiple tenders for significantly better concentrate sales terms for material produced beyond 2017. Under the new sales terms, gold payability rates have increased from 58% up to a maximum of 71%, which is expected to result in an increase of approximately 15,000 ounces of payable gold production per year.  Annual Phase II production is now estimated to be approximately 85,000 ounces of gold (from 72,000 ounces per year previously) plus approximately 55,000 ounces of gold equivalent production.

Commissioning

The construction of Phase II is substantially complete and commissioning has commenced. Addition of low grade ore to the crushing circuit is expected next week. Pre-commissioning of the main flotation plant equipment is underway and ore will be introduced in April. Deliveries of first-fill reagents, grinding media, critical and operational spares are on schedule to support second quarter pre-commercial production.

Underground

Mined ore has been moved to the surface stockpile adjacent to the crusher for commissioning of the processing facility. Underground development is well positioned to support 2017 production guidance with fourteen stopes in ore on nine different levels complete and ready for extraction. Ore mining will begin shortly in both the east and west ore zones using a drift-and-fill mining method.

Phase II Overview

Phase II involves processing ore from the underground at a rate of approximately 400,000 tonnes per year. The new processing facility includes new processing equipment within the pre-existing plant building to produce three concentrates: lead-silver, zinc and gold bearing pyrite-arsenopyrite. In 2017, the Olympias mine is budgeted to process 267,000 tonnes of ore at grades of 9.6 grams per tonne gold, 3.4% lead, 3.4% zinc and 105 grams per tonne silver.

Paul Skayman, Eldorado’s Chief Operating Officer, commented: “After a lot of hard work by our team in Greece, we are all very excited to now be at this juncture with commissioning and we expect to declare commercial production from Olympias Phase II in the third quarter”.

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to the Company’s Reported Olympias Phase II Improved Concentrate Sales Terms and Commissioning on Track, including statements or information with respect to: our guidance and outlook, including expected production, projected cash cost, our expectation as to our future financial and operating performance, including estimated cash costs, expected metallurgical recoveries, gold price outlook and our strategy, plans and goals, including our proposed development, construction, permitting and operating plans and priorities, and related timelines.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other metal price volatility; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory environment and restrictions, including environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; risks related to impact of the sale of our Chinese assets on the Company’s operations; additional funding requirements; currency fluctuations; litigation risks; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" as defined by Canadian Securities Administrators' National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

604.607.6701 or 1.888.363.8166

kristam@eldoradogold.com